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                              October 27, 2020

       Jean-Pierre Sommadossi, Ph.D.
       President and Chief Executive Officer
       Atea Pharmaceuticals, Inc.
       125 Summer Street
       Boston, MA 02110

                                                        Re: Atea
Pharmaceuticals, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 26,
2020
                                                            File No. 333-249404

       Dear Dr. Sommadossi:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed October 26, 2020

       Roche License Agreement, page 134

   1.                                                   Please disclose when
the last-to-expire patent is scheduled to expire.
 Jean-Pierre Sommadossi, Ph.D.
FirstName  LastNameJean-Pierre Sommadossi, Ph.D.
Atea Pharmaceuticals, Inc.
Comapany
October 27,NameAtea
            2020      Pharmaceuticals, Inc.
October
Page 2 27, 2020 Page 2
FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Wesley C. Holmes, Esq.